VIA EDGAR

June 22, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Esquire Financial Holdings, Inc.

Registration Statement on Form S-1

Registration No. 333-218372

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriter for Esquire Financial Holdings, Inc. proposed initial public offering of its common stock, hereby joins Esquire Financial Holdings, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on Monday, June 26, 2017, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that we have distributed approximately 600 copies of the Preliminary Prospectus, dated June 19, 2017.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Britten L. Cosgrove
Britten L. Cosgrove
Authorized Signatory